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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[X]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

CANADA LIFE FINANCIAL CORPORATION
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416)  597-1440
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

135113108
(CUSIP Number of Class of Securities (if applicable))

Andrew D. Brands, Esq.
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)

Attachment	Description
A.	Directors' Circular of Canada Life Financial Corporation ("Canada Life"), dated January 9, 2003, relating to the offer made by Manulife Financial Corporation to purchase all of the outstanding common shares of Canada Life, together with associated rights outstanding under the shareholder rights plan of Canada Life, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular of Manulife Financial Corporation dated December 27, 2002.
B.	Letter from Canada Life to Canada Life shareholders, dated January 9, 2003, relating to the Offer.
C.	Questions and Answers About the Manulife Offer.
D.	Press Release issued by Canada Life, dated January 13, 2003.
(b)
Not applicable.

Item 2.    Informational Legends

Not
applicable.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)
Not applicable.

(2)
Not applicable.

(3)
Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Canada Life is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Canada Life will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA LIFE FINANCIAL CORPORATION

By:	/s/ ANDREW D. BRANDS Name: Andrew D. Brands Title: Senior Vice-President and General Counsel Date: January 13, 2003

3

ATTACHMENT A

Directors' Circular of Canada Life Financial Corporation, dated January 9, 2003

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Georgeson Shareholder at one of the toll free numbers listed on the back page of this Directors' Circular.

DIRECTORS' CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER
BY

MANULIFE FINANCIAL CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

CANADA LIFE FINANCIAL CORPORATION

The Board of Directors of Canada Life unanimously recommends that shareholders REJECT the Offer and NOT TENDER
their common shares to the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial information of U.S. companies.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be adversely affected by the fact that Canada Life is located in Canada, and that some or all of its officers and directors are residents of Canada or other foreign countries.

JANUARY 9, 2003

        Certain terms used in this Directors' Circular with initial capital letters are defined in the glossary attached as Schedule A to this Directors' Circular.

i

DIRECTORS' CIRCULAR

        This Directors' Circular is issued by the Board of Directors of Canada Life Financial Corporation in connection with the Offer by Manulife Financial Corporation to purchase all of the outstanding Shares of Canada Life with a combination of cash and Manulife Shares. Manulife has offered for each Share either (i) $40 in cash, or (ii) 1.055 Manulife Shares plus $0.01 cash, with the cash consideration not to exceed 40% of the aggregate consideration and the share consideration not to exceed 60% of the aggregate consideration. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer and Manulife are set out in the Offer and the Manulife Circular which accompanies the Offer.

        All information provided in this Directors' Circular relating to Manulife is based on public information disclosed in the Manulife Circular or made available by Manulife. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information. All dollar amounts in this Directors' Circular are expressed in Canadian dollars, unless otherwise indicated.

BACKGROUND TO THE OFFER

        Mr. David Nield, the Chairman and Chief Executive Officer of Canada Life, and Mr. Dominic D'Alessandro, the President and Chief Executive Officer of Manulife, have been business acquaintances for a number of years. In early November 2002, Mr. D'Alessandro met Mr. Nield and inquired if Canada Life had considered the possibility of a business combination with Manulife. Mr. Nield responded that Canada Life was not seeking such a transaction, that management was focussed on running the business well, and that any proposal to increase shareholder value put to Canada Life would be considered on its merits and compared to management's plan to build shareholder value and other strategic alternatives that might be available at such time. Mr. Nield reported this conversation to the Canada Life Board of Directors.

        On Friday, December 6, 2002, Mr. D'Alessandro called to ask for a meeting with Mr. Nield later that day. When they met, Mr. D'Alessandro advised Mr. Nield that Manulife was considering an offer to the Shareholders of Canada Life and he delivered a letter to Mr. Nield to that effect. The letter was a non-binding expression of interest from Manulife at $38 cash or one Manulife Share per Canada Life Share. The aggregate consideration was to be 50% cash and 50% Manulife Shares. The letter proposed that Canada Life and Manulife enter into a 15 day period of exclusive negotiations and it requested a response from Canada Life by 5:00 p.m. on Tuesday, December 10, 2002.

        Mr. Nield met with Canada Life's senior management team and with the financial advisors to the Board, BMO Nesbitt Burns Inc. and Credit Suisse First Boston Corporation, and the legal advisors to Canada Life, McCarthy Tétrault LLP, on that Friday evening and the Saturday following to consider Canada Life's response.

        On Saturday and Sunday, December 7 and 8, 2002, telephone conversations took place between the financial advisors for Canada Life and Manulife. On Sunday, the Special Committee met and received presentations from senior management and the financial and legal advisors. There was also a telephone discussion between Mr. Nield and Mr. D'Alessandro on Sunday evening. Mr. D'Alessandro advised that his timing had changed. He was meeting with the board of directors of Manulife on Monday morning and Manulife felt that it must then issue a press release, but he would call Mr. Nield before issuing a release. Mr. D'Alessandro advised Mr. Nield that Manulife was prepared to raise its offer to $40 cash or 1.055 Manulife Shares per Canada Life Share, with the cash proportion to be reduced and not to exceed 40% of the aggregate offer consideration and the Manulife Shares not to exceed 60% of the aggregate consideration. Mr. D'Alessandro stated that Manulife would not increase this proposed offer.

        The Special Committee met again on Monday morning with senior management and the financial and legal advisors. Prior to the meeting, Mr. Nield received a call at approximately 8:30 a.m. from Mr. D'Alessandro who said that the board of directors of Manulife authorized Manulife to issue the press release unless Canada Life was prepared to accept Manulife's offer prior to 9:00 a.m. Mr. Nield informed the Special Committee of these conversations. The Special Committee directed Mr. Nield to advise Mr. D'Alessandro that there would be no response from Canada Life by the 9:00 a.m. deadline. Mr. Nield so informed Mr. D'Alessandro and Manulife then issued its press release publicly announcing its intention to make an unsolicited bid for Canada Life. Later that day, Canada Life issued a press release announcing the formation of the Special Committee and senior management's view that the Manulife proposal does not reflect the value of Canada Life.

        On Friday, December 13, 2002, following a meeting of the Special Committee, the Board of Directors of Canada Life met and received a report and presentations from the Special Committee, senior management and its financial and legal advisors. It was the unanimous view of the Board of Directors that the Offer did not reflect the value of Canada Life, and the Board instructed the Special Committee, working with senior management and the advisors, to bring forward alternatives that may be available to maximize value for Shareholders. A press release to this effect was issued by Canada Life later that day.

        The process of identifying and considering alternatives is ongoing as of the date of this Directors' Circular. Canada Life has established data rooms for the purpose of providing confidential information to third parties. Prior to gaining access to a data room, third parties have been required to enter into confidentiality agreements in the customary form with Canada Life.

SPECIAL COMMITTEE

        The Board of Directors in early November, 2002 informally established a committee of the Board to consider and report to the Board on potential change of control issues. The establishment of the Special Committee was formally confirmed by the Board on December 13, 2002 with a mandate to review the Offer and any alternatives that may maximize value for Shareholders.

        The members of the Special Committee are Arthur R.A. Scace (Chair), David W. Lay, Cedric E. Ritchie and T. Iain Ronald.

        The Special Committee has retained Stikeman Elliott as its independent legal counsel.

        The Special Committee met with Canada Life's management and its financial and legal advisors on December 8, 2002 following Manulife's contact with Canada Life about its proposed offer and has met numerous times since then to review the progress being made in evaluating the Offer and exploring alternatives to the Offer.

        At its meeting on January 4, 2003, the Special Committee received detailed presentations from the financial and legal advisors and from senior management of Canada Life. As part of these presentations, the Special Committee received from BMO Nesbitt Burns and Credit Suisse First Boston drafts of their January 8, 2003 inadequacy opinions that they subsequently delivered to the Board of Directors. On the basis of these presentations and the other factors described below, the Special Committee unanimously concluded that the Offer is inadequate and that the acceptance of the Offer is not in the best interests of Shareholders. The Special Committee resolved to recommend to the Board that it recommend to Shareholders that they reject the Offer and not tender their Shares to the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends that Shareholders REJECT the Offer and NOT TENDER their Shares to the Offer.

REASONS FOR THE RECOMMENDATION

        The Board of Directors has carefully considered all aspects of the Offer and the unanimous recommendation of the Special Committee and has received the benefit of advice from its financial and legal advisors. The Board of Directors has concluded unanimously that the Offer is not adequate and its acceptance is not in the best interests of the Shareholders. In making its recommendation, the Board identified the following factors as being the most relevant:

1.    Manulife's Offer Does Not Reflect the Value of Canada Life

  (a)
  Manulife's Offer is priced at valuation multiples substantially below those derived from comparable transactions.    Canada Life's Shareholders would not receive adequate compensation under Manulife's Offer because Manulife is not willing to pay a price consistent with multiples derived from comparable transactions, including Sun Life Financial Services of Canada Inc.'s acquisition of Clarica Life Insurance Company and Great-West Life Assurance Company's acquisition of London Insurance Group. Canada Life has compared the Offer with customary financial benchmarks observed in the Clarica and London Insurance Group transactions, including purchase price as a multiple of book value, embedded value and earnings. The following chart illustrates that Manulife is seeking to acquire Canada Life at valuation multiples substantially below those derived from these transactions.

Precedent Transaction Analysis
					Price Multiples
Target	Acquiror/Bidder	Date	Purchase Price		Book Value(1)		Embedded Value		Earnings (LTM)(1)
			($millions)
Clarica Life	Sun Life Financial	Dec. 2001	$7,003		2.4	×	1.7	×	15.4	×
London Insurance Group	Great-West Life Assurance	Aug. 1997	2,931		2.4		N/A		21.4
Canada Life	Manulife Financial		$6,084	(2)	1.7	×	1.1	×	13.2	×
(1)
Last twelve months ("LTM") earnings (excluding unusual items) and book value multiples are based on figures reported at the transaction announcement dates.
(2)
Based on the Weighted Average Trading Price of Manulife's Shares of $35.60, Manulife's Offer is worth $38.54 per Share.

(b)
Manulife's Offer does not reflect Canada Life's business or growth prospects.    Manulife's Offer does not recognize the value of Canada Life's current business or its growth prospects. From Canada Life's offering price on its initial public offering in October 1999 of $17.50 to the closing price on the Toronto Stock Exchange on December 6, 2002, the last trading day before the announcement of the Offer, Canada Life's Total Return to Shareholders was 87.0%. On December 9, 2002, after Manulife announced its Offer, Canada Life released financial guidance to investors following the Board's review of Canada Life's 2003 business plan (which was prepared prior to the announcement of the Offer and did not take into account expenses related thereto). The business plan estimates an increase in net income in 2003 over anticipated 2002 results which is consistent with Canada Life's 16.5% compound annual growth rate since 1998 in net income, excluding unusual items. This rate of growth would maintain Canada Life's stated goals for return on common shareholders' equity. Organic growth of premiums, premium equivalents and new deposits in 2003 is estimated to meet Canada Life's previously disclosed long term guidance range of 10% to 12%. Recent acquisitions (CNA Life Insurance Company of Canada, Royal & Sun Alliance Insurance Group plc's Group Insurance Business in the United Kingdom and Prudential UK plc's German operations) are estimated to add a further 5% to this range, for a total increase of 15% to 17%.

  (c)
  Manulife's Offer does not reflect Canada Life's unique value.    Canada Life is Canada's largest widely-held life insurer that is not prohibited by government regulation or policies from being acquired by a third party. It is a company with strong earnings, good revenue growth, financial strength, profitable international operations, excellent credit ratings, prudent financial reporting, high quality assets and a long history of providing quality products and services to over 10 million customers worldwide. Manulife has stated in the Manulife Circular that, as measured by market capitalization, the combination of Manulife and Canada Life would create the largest insurance company in Canada and the tenth largest public life insurance company in the world. Manulife would be able to achieve this presence in the market through the acquisition of Canada Life and for adding such value, Canada Life should command an appropriate premium. The Board of Directors believes that Manulife's Offer does not reflect the value of Canada Life in this context.

2.    Financial Advisors' Inadequacy Opinions

        In the opinion of BMO Nesbitt Burns and Credit Suisse First Boston, the financial advisors to the Board of Canada Life, the Offer is inadequate to the Shareholders, other than Manulife. See Schedules B and C attached to this Directors' Circular.

3.    Timing of Manulife's Offer Unfair to Canada Life's Shareholders

        The Board of Directors believes that the timing of Manulife's Offer is unfair to Canada Life's Shareholders for the following reasons:

  (a)
  Canada Life's Share price was relatively low.    The closing price of Canada Life's Shares on the Toronto Stock Exchange on December 6, 2002, the last trading day before Manulife announced its intention to make the Offer, was $31.45, a level close to the 52 week low recorded on November 13, 2002. As recently as June, 2002, Canada Life's Shares traded at prices in excess of $40, exceeding the current market value of Manulife's Offer. Manulife's Offer was made at a time when Canada Life's Share price was relatively low.

  (b)
  Manulife's Share price was relatively high.    Manulife made the Offer at a time when the trading price of its shares was relatively high. In October 2002, Manulife announced its intention to renew its normal course issuer bid to acquire up to 20 million Manulife Shares over the course of the next year and confirmed that it had acquired more than 18 million Manulife Shares in the previous 12 months. Manulife also announced a 30% increase in its dividend from $0.14 to $0.18 per quarter in October, 2002. On December 6, 2002, the last trading day before Manulife announced its Offer, Manulife's Shares closed at $37.90. Prior to this time, Manulife's Shares had traded at significantly lower levels. As recently as October 7, 2002, Manulife's Shares traded at $27.62. Since the date of the Manulife Offer, Manulife's Shares have traded on the Toronto Stock Exchange at prices ranging from $34.00 to $37.30 per share.

  (c)
  Recent divergence in share prices.    Given points 3(a) and 3(b) above, the timing of Manulife's Offer exploits a divergence in relative market valuation between Canada Life's Shares and Manulife's Shares. As illustrated in the accompanying chart, Manulife chose to announce the Offer at a time when the trading price of Canada Life's Shares was almost at an historic low relative to Manulife's Shares. On December 6, 2002, the last trading day before Manulife announced its intention to make its Offer, the trading price of a Canada Life Share was only 83% of the trading price of a Manulife Share, a level meaningfully below where the shares had traded on a relative basis at virtually any time in recent history.

Canada Life / Manulife
Relative Trading Prices
January 1, 2000 to December 6, 2002

        The low points on this chart mark the least favourable points in time for a Canada Life Shareholder compared with a Manulife shareholder.

4.    Manulife Able to Pay More and Realize Earnings Accretion

        Manulife has publicly disclosed its ability to realize 7.7% accretion to 2004 estimated earnings per share for its shareholders by acquiring Canada Life. Canada Life believes the estimates used by Manulife to arrive at this figure are very conservative and that the accretion to Manulife's shareholders would in fact be considerably higher. Specifically, Manulife has estimated annual expense savings from merging the two companies of $200 million annually. Canada Life believes that annual expense savings are more likely to be between $275 million and $325 million. In addition, Manulife's calculations of the potential accretion were made in advance of Canada Life releasing its financial guidance on December 9, 2002, which anticipates a higher level of earnings for Canada Life than that used by Manulife in its analysis. Finally, Manulife's Circular provides for proforma adjustments with respect to accounting treatment and the financing of the Offer that are more favourable to Manulife's shareholders than what had been previously disclosed publicly by Manulife. Taken in aggregate, these refined financial assumptions would make the Offer materially more accretive to Manulife's shareholders, indicating that Manulife has an ability to significantly increase its Offer and still realize meaningful accretion for its shareholders.

5.    Manulife's Offer Not as Represented

        Manulife's discussion in the Manulife Circular of the premium represented by its Offer is overstated. Because the aggregate consideration is limited to 40% cash and 60% Manulife Shares, it is almost certain that all Canada Life Shareholders will be required to accept some Manulife Shares. Manulife's Shares have consistently traded at prices below the closing price on the last trading day before the announcement of the Offer, and the aggregate market value of the Offer has correspondingly decreased. Under Manulife's Offer, Canada Life Shareholders would receive 40% cash and 60% Manulife Shares and would (based on the Weighted Average Trading Price of Manulife's Shares) receive $38.54 per Canada Life Share. This represents a premium of only 22.5% above the closing price of Canada Life's Shares on the last trading day before Manulife announced its intention to make the Offer and a discount of 11.9% to Canada Life Shares' 52 week high.

6.    Trading Price of Canada Life's Shares Has Consistently Been Greater Than the Market Value of Manulife's Offer

        Since the announcement of Manulife's Offer on December 9, 2002, Canada Life's Shares have consistently traded above the market value of the Offer. Based on the Weighted Average Trading Price for Manulife's Shares, the market value of Manulife's Offer was $38.54, and the Weighted Average Trading Price of Canada Life's Shares was $40.75. Given these prices, the Offer represents a 5.4% discount to the Weighted Average Trading Price of Canada Life's Shares. Since December 9, 2002, Canada Life's Shares have traded in a range of $40.00 to $42.00, trading prices consistently exceeding the market value of the Offer.

7.    Superior Proposals or Other Alternatives May Emerge

        Since December 6, 2002, the date that Canada Life learned of Manulife's intentions to make an offer, management and the financial and legal advisors with the Special Committee have been working to identify alternatives that may maximize Shareholder value. Canada Life has established data rooms for the purpose of providing confidential information to third parties. Prior to gaining access to a data room, third parties have been required to enter into confidentiality agreements in the customary form with Canada Life. The alternatives being considered include a possible transaction with one or more third parties. It is too early to assess the relative merits of any alternative transaction. This process is ongoing and the Board will communicate further with Shareholders prior to the expiry of the Offer.

8.    Uncertain Value of Manulife Offer

        Canada Life has not conducted due diligence on Manulife and is concerned that it is not able to assess whether the trading prices of Manulife's Shares reflect their value. The trading prices of Manulife's Shares have fluctuated significantly, having recently traded as low as $27.62 on October 7, 2002. Since the last trading day before Manulife announced its Offer on December 9, 2002, Manulife's Shares have traded on the Toronto Stock Exchange at prices ranging from $34.00 to $37.30 per share. The following chart illustrates the fluctuations and decline in the prices of Manulife's Shares:

Manulife
Recent Share Price Performance
April 1, 2002 to January 8, 2003

        Manulife itself states in the Manulife Circular that there can be no assurance that the market value of the Manulife Shares that Canada Life Shareholders would receive pursuant to its Offer will equal or exceed the market value of the Canada Life Shares owned by such Canada Life Shareholders, highlighting the uncertainty in the value of Manulife's Shares. Moreover, the Manulife Circular lists many risks associated with an investment in Manulife's Shares, including the risks that may arise during the integration and restructuring of the operations of Manulife and Canada Life if Manulife's Offer is successful.

9.    Offer is Highly Conditional

        The Offer contains 16 conditions which must be satisfied or waived by Manulife prior to its being obligated to take-up and pay for any Canada Life Shares deposited under the Offer.

        In particular, a number of conditions provide a broad discretion in favour of Manulife to determine whether it is advisable for it to proceed with the Offer and take-up and pay for Canada Life Shares deposited. Certain of these conditions are not subject to any materiality thresholds or other objective criteria and, in effect, provide Manulife a broad latitude to decline to proceed with the Offer, even if the required minimum percentage of Canada Life Shares is deposited pursuant to the Offer. Several of the conditions are outside the control of Canada Life.

        These conditions, in effect, provide Manulife with an option to acquire control of Canada Life if sufficient Shares are deposited.

10.  Insufficient Disclosure of Plans for Canada Life

        The Manulife Circular fails to provide adequate disclosure of Manulife's plans for Canada Life if the Offer is successful. In the Manulife Circular, Manulife indicates only that it intends to conduct a review of Canada Life and to integrate its operations into Manulife's operations as soon as possible upon completion of the Offer. Applicable securities legislation requires Manulife to disclose the particulars of any plans or proposals for material changes in the affairs of Canada Life. Canada Life Shareholders, who would be required to accept Manulife Shares if the Offer is successful, are entitled to know more about Manulife's plans for Canada Life, including any intentions to restructure Canada Life's businesses, to dispose of parts of its operations, to repurchase or restructure Canada Life's outstanding preferred shares, debentures and other indebtedness, or to otherwise make material changes.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        Canada Life has made reasonable inquiries of its directors and senior officers, and their respective associates and they have all indicated their intention to REJECT the Offer and NOT TENDER their Shares to the Offer.

NO NEED FOR IMMEDIATE ACTION

        There is no need for Canada Life Shareholders to do anything immediately. The Offer is currently open until February 28, 2003, and it is entirely possible that one or more extensions will be necessary to deal with regulatory issues. In addition, under the terms of the Offer, Manulife is required to extend its Offer for at least 10 days if 50% or more of the Canada Life Shares not already owned by Manulife are tendered to the Offer and not withdrawn.

        The Canada Life Board of Directors intends to communicate further with the Shareholders prior to the expiry of the Offer.

SHAREHOLDER RIGHTS PLAN

        The Shareholders adopted a shareholder rights plan in April, 2000 that provides for substantial dilution to a person or company that attempts to acquire 20% or more of the outstanding Shares other than pursuant to a "Permitted Bid". The Offer is a Permitted Bid and therefore does not activate the rights plan.

        A Permitted Bid must meet several requirements, including that (i) it be open for acceptance for at least 60 days and (ii) should 50% or more of the Shares not already owned by the bidder be tendered to the bid and not withdrawn, that fact will be publicly announced and the bid will be extended for at least 10 days following such announcement. The Offer meets these requirements.

ARRANGEMENTS OR AGREEMENTS REGARDING MANULIFE

        No contract or arrangement or agreement has been made, or is proposed to be made, between the Offeror and any of the directors or senior officers of Canada Life relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

        None of the directors or senior officers of Canada Life is a director or senior officer of Manulife or any of its subsidiaries.

ARRANGEMENTS OR AGREEMENTS REGARDING CANADA LIFE

        Except as disclosed in this Directors' Circular, no contract or arrangement or agreement has been made, or is proposed to be made, between Canada Life and any of the directors or senior officers of Canada Life pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

        Between May 2001 and November 2002, change of control agreements were entered into with all senior officers of Canada Life and certain of its affiliates. These agreements are intended to ensure continuity of management and commitment to Canada Life in the event that a proposal is made to obtain control of Canada Life.

        For the purpose of the agreements, a "Change of Control" occurs when (i) an entity at arm's length to Canada Life acquires beneficial ownership of more than 50% of the voting shares of Canada Life or legal or beneficial ownership of more than 50% of the assets of Canada Life, or (ii) 50% or more of the current directors of Canada Life are replaced, or (iii) the Board otherwise determines, in good faith, that a change of control in fact has occurred or is about to occur. In the case of the division heads of principal geographic divisions of Canada Life, a Change of Control also occurs when an entity at arm's length to Canada Life acquires legal or beneficial ownership of all or substantially all of the assets of the respective division.

        The change in control termination benefits for senior officers will be triggered by a Change of Control and termination (except for cause) of the officer within 24 months of the occurrence of the Change of Control.

        The termination benefits will be paid as a lump sum in an amount of two years of annual base salary and annual short term incentive target (collectively, "annual compensation") in the case of all senior officers, except for Mr. Nield, who will receive annual compensation only to the date of his scheduled retirement in July, 2003. In the case of all senior officers, all long term incentive units will vest on a pro rated basis and any applicable retirement benefits will vest. Furthermore, most benefits and perquisites are continued until the end of the severance period or until alternate employment is obtained, whichever comes first.

        Pursuant to Canada Life's Stock Option Plan, all outstanding options will vest and be exercisable in full upon the occurrence of a change of control of Canada Life. The definition of "Change of Control" for purposes of the Stock Option Plan is substantially the same as the definition set forth in the change of control agreements described above.

        Certain directors and senior officers of Canada Life have elected to receive compensation in the form of deferred share units of Canada Life pursuant to a phantom share plan whereby each "unit" equals the current market price of a Canada Life share. If a director or senior officer who holds deferred share units ceases to be a director or senior officer of Canada Life for any reason, that individual would elect to redeem the units for cash.

        Following Manulife's announcement of the Offer, Canada Life acted quickly to evaluate its existing employee retention programs in the context of a change of control situation to ensure that the value of its franchise and its ultimate ability to obtain maximum value for the Shareholders would not be damaged by the loss of employees during the period of extreme uncertainty caused by Manulife's Offer.

        The Board determined that it was in the best interests of Canada Life to put in place certain initiatives designed to ensure that the commitment and job performance of all employees of Canada Life and its affiliates do not suffer as a result of the distractions created by Manulife's Offer. Approved by the Board of Directors, these initiatives include modifications to existing severance policies and an amendment to Canada Life's long term incentive program. Canada Life believes that the modifications to the severance policies and the long term incentive program fall within industry practice. The Board has determined that, in the aggregate, the incremental costs of its initiatives would not be a material cost to Canada Life, nor a deterrent to the Board being able to pursue all other reasonable alternatives to maximize Shareholder value.

MATERIAL CONTRACTS

        None of the directors or senior officers of Canada Life, and to the knowledge of such directors and officers after reasonable enquiry, none of their associates has any interest in any material contract to which Manulife is a party.

OWNERSHIP OF SECURITIES OF CANADA LIFE

        The names of the directors and senior officers of Canada Life, the positions held by them with Canada Life and the designation, percentage of class and number of securities of Canada Life beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Canada Life Securities Owned or Over Which Control or Direction is Exercised
Name	Position Held	Common Shares(1)(2)		Options to Acquire Common Shares(3)	Percentage of Options Outstanding
William L. Acton	Director, President and Chief Operating Officer	17,213	(5)	142,500	4.6%
James C. Alfano	Director	1,000		9,000	0.3%
George S. Bain	Director	2,400		9,000	0.3%
Angus A. Bruneau	Director	4,662		9,000	0.3%
Jean F. Chagnon	Director	5,000		3,000	—	(4)
John R. Hall	Director	2,641	(6)	9,000	0.3%
Michael L. Hepher	Director	16,700		9,000	0.3%
David W. Kerr	Director	4,500		9,000	0.3%
J. Spencer Lanthier	Director	—		3,000	—	(4)
David W. Lay	Director	7,000		9,000	0.3%
Diane E. McGarry	Director	9,500		9,000	0.3%
David A. Nield	Director, Chairman and Chief Executive Officer	51,887		652,000	21.1%
Robert T.F. Reid	Director	365		3,000	—	(4)
Cedric E. Ritchie	Director	3,178		9,000	0.3%
T. Iain Ronald	Director	6,000		9,000	0.3%
Arthur R.A. Scace	Director	5,000	(7)	9,000	0.3%
John D. Wetmore	Director	2,919		6,000	0.2%
Diane Barsoski	Senior Vice-President, Human Resources	3,465		58,500	1.9%
Andrew D. Brands	Senior Vice-President and General Counsel	3,000	(8)	39,071	1.3%

Patrick G. Crowley	Executive Vice-President and Chief Financial Officer	20,268	(9)	125,500	4.1%
Roy W. Linden	Secretary and Chief Compliance Officer	12,575	(10)	23,500	0.8%
D. Allen Loney	Senior Vice-President and Chief Actuary	23,958	(11)	77,750	2.5%
Robert W. Morrison	Senior Vice-President and Chief Investment Officer	7,639		65,250	2.1%
Robert M. Smithen	Executive Vice-President	15,000	(12)	137,500	4.5%
J. David Williamson	Senior Vice-President, Strategic Planning and Business Development	—		55,292	1.8%

Notes:

(1)
Each number of Shares indicated in the column represents in each case less than 0.1% of the outstanding Shares.
(2)
The information as to Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Canada Life, has been furnished by the respective directors and senior officers of Canada Life.
(3)
Each option entitles the holder to purchase one Share.
(4)
Less than 0.1% of the outstanding options.
(5)
Includes 15,900 Shares held jointly with Mr. Acton's spouse.
(6)
Includes 141 Shares registered in the name of Bank of Ashland, Trustees.
(7)
Includes 1,000 Shares held by Mr. Scace's spouse.
(8)
All Shares are held by Mr. Brands' spouse.
(9)
Includes 4,100 Shares held by Mr. Crowley's spouse.
(10)
Includes 4,000 Shares held by Mr. Linden's spouse.
(11)
Includes 6,472 Shares held by Mr. Loney's spouse.
(12)
Includes 2,000 Shares held by Mr. Smithen's spouse.

        To the knowledge of the directors and senior officers of Canada Life, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Canada Life and no person or company acting jointly or in concert with Canada Life owns any securities of Canada Life.

        Except in the case of directors, senior officers and their respective associates, the foregoing is based on an examination of Canada Life's securities registers.

TRADING IN SECURITIES OF CANADA LIFE

        Neither Canada Life nor any of the directors or senior officers of Canada Life and to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons' associates, or any person acting jointly or in concert with Canada Life, has traded in Shares during the six-month period preceding the date hereof except for the trades listed below and under the heading below entitled "Issuances of Securities of Canada Life".

Name	Nature of Trade	Date of Trade	Designation and No. of Securities	Price per Security(3)
William L. Acton	purchase(1)	July-December, 2002	380 Shares(2)		$33.13
Diane Barsoski	purchase(1)	July-December, 2002	124 Shares(2)		$33.16
Angus A. Bruneau	purchase purchase(4) purchase(4)	September 30, 2002 December 31, 2002 December 31, 2002	215 Shares 191 Shares 4 Shares	$ $ $	32.25 40.31 40.41
Jean F. Chagnon	purchase	October 30, 2002	5,000 Shares		$30.93
Patrick G. Crowley	purchase(1)	July-December, 2002	83 Shares(2)		$32.87
David W. Kerr	purchase purchase	September 3, 2002 September 6, 2002	1,000 Shares 1,000 Shares	$ $	32.25 31.65
Roy W. Linden	purchase(1)	July-December, 2002	313 Shares(2)		$33.16
D. Allen Loney	purchase(1)	July-December, 2002	54 Shares(2)		$33.35
Robert W. Morrison	purchase	August 23, 2002	250 Shares		$33.99
David A. Nield	purchase(1)	July-December, 2002	407 Shares(2)		$33.16
Robert T.F. Reid	purchase	September 18, 2002	365 Shares		$31.71
Cedric E. Ritchie	purchase purchase(4) purchase(4)	September 30, 2002 December 31, 2002 December 31, 2002	306 Shares 412 Shares 3 Shares	$ $ $	32.25 40.31 40.41
John D. Wetmore	purchase	August 20, 2002	1,000 Shares		$34.05

Notes:

(1)
Purchased pursuant to Canada Life's Employee Share Purchase Plan. Participants purchase Shares on a bi-weekly basis.
(2)
Aggregate number of Shares purchased during the period.
(3)
Average price per Share for the period for participants in Canada Life's Employee Share Purchase Plan.
(4)
Purchased pursuant to Canada Life's Directors Share Purchase Plan. Represents quarterly director compensation that the Director elects to receive in Shares in lieu of cash and/or dividends paid thereon.

ISSUANCES OF SECURITIES OF CANADA LIFE

        No securities of Canada Life have been issued to the directors or senior officers of Canada Life during the two-year period preceding the date hereof, other than as indicated below.

Options

        The following table sets forth the options to acquire Shares that have been granted to Canada Life directors and senior officers in the past two years pursuant to Canada Life's Stock Option Plan.

Name	Number of Options Granted (#)	Exercise Price ($/Security)		Date Granted	Expiry Date
William L. Acton	45,000 53,500	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
James C. Alfano	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
George S. Bain	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Angus A. Bruneau	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Jean F. Chagnon	3,000		$30.52	November 6, 2002	November 6, 2012
John R. Hall	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Michael L. Hepher	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
David W. Kerr	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
J. Spencer Lanthier	3,000		$30.52	November 6, 2002	November 6, 2012
David W. Lay	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Diane E. McGarry	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
David A. Nield	250,000 250,000	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
Robert T.F. Reid	3,000		$30.52	November 6, 2002	November 6, 2012
Cedric E. Ritchie	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
T. Iain Ronald	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Arthur R.A. Scace	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
John D. Wetmore	3,000 3,000	$ $	42.66 30.52	November 7, 2001 November 6, 2002	November 7, 2011 November 6, 2012
Diane Barsoski	20,500 19,000	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
Andrew D. Brands	19,321 19,750	$ $	42.70 43.14	March 1, 2001 February 6, 2002	March 1, 2011 February 6, 2012

Patrick G. Crowley	41,000 40,500	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
Roy W. Linden	7,500 5,000	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
D. Allen Loney	25,500 25,250	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
Robert W. Morrison	23,000 13,250	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
Robert M. Smithen	48,000 43,500	$ $	42.20 43.14	February 7, 2001 February 6, 2002	February 7, 2011 February 6, 2012
J. David Williamson	55,292		$30.52	November 6, 2002	November 6, 2012

OWNERSHIP OF SECURITIES OF MANULIFE

        Except as set forth below, none of Canada Life or the directors or senior officers of Canada Life or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Canada Life, owns, directly or indirectly, or exercises control or direction over, any securities of Manulife.

Name	Manulife Shares Owned or Over Which Control or Direction is Exercised(1)
William L. Acton	200	(2)
Roy W. Linden	100
D. Allen Loney	1,000
Robert T.F. Reid	2,100
T. Iain Ronald	400
Arthur R.A. Scace	763
Robert M. Smithen	218

(1)
Represents less than 1% of the total number of issued and outstanding Manulife Shares.
(2)
All Manulife Shares are held jointly with Mr. Acton's spouse.

NO MATERIAL CHANGES

        Except as publicly disclosed or as referred to in this Directors' Circular, the directors and senior officers of Canada Life are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Canada Life since September 30, 2002, being the date of the last published unaudited interim consolidated financial statements of Canada Life.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provide security holders of Canada Life with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

COMPLIANCE WITH CANADIAN SECURITIES LAWS

        This Directors' Circular is being sent to all Shareholders of Canada Life in accordance with the applicable securities laws in each of the provinces of Canada. On March 31, 2001, Canadian Securities Administrators' Notice 62-301 entitled "Implementation of the Zimmerman amendments governing the conduct of take-over and issuer bids" (the "Notice") came into force in all of the provinces of Canada other than Quebec with take-over and issuer bid provisions in their legislation. The Notice implemented amendments governing the conduct of take-over and issuer bids under the securities legislation of each of the provinces. The amendments provide, among other things, that where a take-over bid has been made, a directors' circular shall be prepared and delivered by the board of directors of an offeree issuer to every person and company to whom a take-over bid must be delivered under the applicable legislation not later than 15 days after the date of the bid. In Quebec, the securities legislation with respect to directors' circulars provides that the board of directors of the offeree company shall cause a circular to be sent not later than ten days from the date the take-over bid is made.

        Since the legislative amendments necessary to implement the amendments in Quebec have not been proclaimed, two take-over/issuer bid regimes currently exist in Canada. The Notice provides that should a bid involve offeree shareholders in both Quebec and one or more of the other provinces of Canada, an issuer must comply with the more onerous rules where there are differences between the two regimes. However, on March 9, 2001, the Commission des valeurs mobilières du Québec (the "CVMQ") published a notice in response to the practical difficulties created by the existence of dual regimes. The CVMQ stated that it intends to adopt the appropriate measures in each specific case, including granting appropriate exemptive relief, in order to minimize the undesirable impact due solely to differences resulting from the implementation of the amendments and to facilitate the coexistence of both regimes. On the basis of the foregoing and of the arguments put forward by Canada Life, Canada Life sought and obtained appropriate relief from the CVMQ on January 6, 2003 which allowed the Board of Directors to cause this Directors' Circular to be sent not later than 15 days from the date the take-over bid was made in Quebec.

FORWARD-LOOKING STATEMENTS

        This Directors' Circular includes forward-looking statements with respect to Canada Life and its consolidated subsidiaries, including its business operations and strategy and financial performance and condition. These statements generally can be identified by the use of forward-looking words such as "may", "will", "would", "expect", "intend", "plan", "estimate", "anticipate", "believe", or "continue" or the negative thereof or similar variations. Although management believes that the expectations projected in such forward-looking statements are reasonable and represent management's internal projections, expectations and belief at this time, such statements involve known and unknown risks and uncertainties which may cause Canada Life's and its consolidated subsidiaries' actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from management's expectations include, among other things, general economic and market factors, including interest rates, stock market values, business competition, changes in government regulations or in tax laws and difficulties in developing or enhancing new or existing distribution channels or products.

APPROVAL OF DIRECTORS' CIRCULAR

        The contents of this Directors' Circular and the delivery thereof have been approved and authorised by the Board of Directors of Canada Life.

CONSENT OF FINANCIAL ADVISORS

To the Directors of Canada Life Financial Corporation:

        We hereby consent to the inclusion of our opinions dated January 8, 2003 in the Directors' Circular of the Board of Directors of Canada Life Financial Corporation dated January 9, 2003 and to the references thereto contained in the Directors' Circular.

                        (Signed) BMO NESBITT BURNS INC.

                        (Signed) CREDIT SUISSE FIRST BOSTON CORPORATION

CERTIFICATE

January 9, 2003

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors
(Signed) ARTHUR R.A. SCACE Director	(Signed) DAVID W. LAY Director

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SCHEDULE A — GLOSSARY

        In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"Board of Directors" or "Board" means the Board of Directors of Canada Life.

"Canada Life" means Canada Life Financial Corporation.

"CLA" means The Canada Life Assurance Company, the operating insurance company that is wholly-owned by Canada Life.

"Directors' Circular" means this Directors' Circular of the Board of Directors.

"Insurance Companies Act" means the Insurance Companies Act (Canada).

"Manulife" means Manulife Financial Corporation.

"Manulife Circular" means the take-over bid circular dated December 27, 2002 that accompanies the Offer from Manulife.

"Manulife Shares" or "Manulife's Shares" means common shares in the capital of Manulife.

"Offer" or "Manulife's Offer" means the offer by Manulife to purchase all of the outstanding Shares of Canada Life with a combination of cash and Manulife Shares.

"Shareholders" or "Canada Life Shareholders" means holders of Shares of Canada Life.

"Shares" or "Canada Life Shares" or "Canada Life's Shares" means common shares in the capital of Canada Life.

"Special Committee" means the special committee of the Board of Directors consisting of Arthur R.A. Scace (Chair), David W. Lay, Cedric E. Ritchie and T. Iain Ronald.

"Total Return to Shareholders" means the return to Shareholders generated from the appreciation in the trading price of Canada Life's Shares plus dividends paid thereon, assuming all dividends paid are reinvested in Canada Life's Shares.

"Weighted Average Trading Price" means the weighted average trading price on the Toronto Stock Exchange for the 20 trading days ended January 8, 2003.

A-1

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SCHEDULE B

Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3 (416) 359-4001

January 8, 2003

The Board of Directors
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario
M5G 1R8

To the Members of the Board of Directors:

        You have requested our opinion with respect to the offer (the "Offer") made by Manulife Financial Corporation ("Manulife") to holders of common shares (the "Shares") of Canada Life Financial Corporation ("Canada Life"). The consideration under the Offer for each Share is either (i) $40 in cash, or (ii) 1.055 Manulife common shares and $0.01 in cash, with the cash consideration not to exceed 40% of the aggregate consideration and the share consideration not to exceed 60% of the aggregate consideration. The specific terms and conditions of the Offer are described in the Manulife offering circular (the "Manulife Circular") dated December 27, 2002.

        This opinion is provided pursuant to our retainer to provide Canada Life with financial advice, including our opinion as to the adequacy or inadequacy of the Offer to holders of the Shares, other than Manulife.

Credentials of BMO Nesbitt Burns

        BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

        In connection with rendering our opinion, we have reviewed and relied upon, or carried out, among other things, the following:

  (a)
  the Manulife Circular;

  (b)
  a draft of Canada Life's directors' circular dated January 9, 2003 relating to the Offer (the "Directors' Circular");

  (c)
  annual reports to shareholders of Canada Life for the three years ended December 31, 2001;

  (d)
  the unaudited interim report of Canada Life for the nine months ended September 30, 2002;

  (e)
  the embedded value disclosure of Canada Life as of December 31, 2001, published April 3, 2002;

  (f)
  the proxy circular of Canada Life dated March 15, 2002;

  (g)
  the prospectus filed in connection with the initial public offering by Canada Life Capital Trust, dated March 7, 2002;

  (h)
  the annual information form of Canada Life dated February 11, 2002;

  (i)
  the short form base shelf prospectus and the prospectus supplement filed in connection with the new issue of series B preferred shares, dated December 17, 2001;

  (j)
  certain internal financial information, projections, forecasts and estimates and actuarial information relating to Canada Life prepared by its management;

  (k)
  certain other information about the business, operations and assets of Canada Life provided to us by Canada Life;

  (l)
  discussions with senior management of Canada Life and members of its board of directors regarding its past and current business, operations, assets and financial condition and its future prospects;

  (m)
  discussions with senior management of Canada Life concerning potential alternatives to the Offer;

  (n)
  public information relating to the business, operations, financial performance and stock trading history of Canada Life, Manulife and other selected public companies we considered relevant;

  (o)
  information with respect to selected precedent transactions we considered relevant;

  (p)
  a letter of representation as to certain factual matters dated the date hereof provided to us by senior officers of Canada Life; and

  (q)
  such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

Assumptions and Limitations

        Our opinion is subject to the assumptions, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a valuation of Canada Life or any of its securities or assets and our opinion should not be construed as such.

        We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including the Offer, or provided to us by Canada Life and its advisors or otherwise obtained pursuant to our engagement, including the Directors' Circular, and our opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the completeness or accuracy of any such information, data, advice, opinions and representations.

        Senior officers of Canada Life have represented to us, in a certificate delivered as at the date hereof, among other things, that the information, data and other material (the "Information") provided to us by or on behalf of Canada Life is complete, true and accurate at the date the Information was provided to us; that since the date of the Information, there has been no material change, or new material facts, financial or otherwise, relating to the business or affairs of Canada Life or any of its subsidiaries which is of a nature as to render any of the Information untrue or misleading; there is no plan or proposal for any material change in Canada Life or any of its subsidiaries that has not been disclosed to BMO Nesbitt Burns; there are no existing appraisals or valuations in the possession or control of or known to Canada Life relating to Canada Life, its subsidiaries, their material assets or securities, prepared as at a date within the twenty-four months preceding the date hereof; no offers or negotiations for all or a material part of the properties or assets owned by or for the securities of Canada Life or its subsidiaries have been made or have occurred within the twenty-four months preceding the date hereof other than as disclosed to BMO Nesbitt Burns; there are no facts or circumstances regarding Canada Life, its subsidiaries, assets, liabilities, affairs, prospects or condition (financial or otherwise) that have not been disclosed to BMO Nesbitt Burns in writing which could reasonably be expected to materially affect this opinion.

        We have been engaged as financial adviser to Canada Life in connection with the Offer and will be paid a fee for our services. We will also receive a fee upon delivery of this opinion. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Canada Life in certain circumstances.

        Our opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Canada Life as they are reflected in the Information and as they were represented to us in our discussions with management of Canada Life. In our analyses and in connection with the preparation of our opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

        This opinion is provided to the Board of Directors of Canada Life for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the opinion.

Opinion

        Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Offer is inadequate to holders of the Shares, other than Manulife.

Yours very truly,

BMO NESBITT BURNS INC.

(signed) BMO NESBITT BURNS INC.

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SCHEDULE C

CREDIT SUISSE FIRST BOSTON CORPORATION Eleven Madison AvenueTelephone 212 325 2000 New York, NY 10010-3629

January 8, 2003

Board of Directors
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario
M5G 1R8

Members of the Board of Directors:

You have asked us to advise you with respect to the adequacy of the Offer (as defined below) to the holders of the common shares ("Canada Life Common Shares") of Canada Life Financial Corporation ("Canada Life"). Upon the terms and subject to the conditions set forth in the offering circular (the "Circular") dated December 27, 2002 and the related letter of transmittal, Manulife Financial Corporation ("Manulife") has commenced an offer (the "Offer") to purchase all of the outstanding Canada Life Common Shares, other than the Canada Life Common Shares owned by Manulife, for a purchase price per share of, at the election of the holder (subject to proration as described in the Circular), either: (i) Cdn$40.00 in cash; or (ii) 1.055 common shares ("Manulife Common Shares") of Manulife plus Cdn$0.01 in cash.

In arriving at our opinion, we have reviewed the Circular and a draft of the Canada Life Directors' Circular dated January 9, 2003. We have also reviewed certain publicly available business and financial information relating to Canada Life and Manulife and certain other information relating to Canada Life and Manulife, including certain financial forecasts relating to Canada Life provided to or discussed with us by the management of Canada Life and certain publicly available forecasts relating to Manulife and discussed with Canada Life, and have met with the management of Canada Life to discuss the business and prospects of Canada Life and Manulife. We have considered certain financial and stock market data of Canada Life and Manulife, and we have compared those data with similar data for other publicly held companies in businesses similar to Canada Life and Manulife, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts relating to Canada Life, we have been advised, and have

C-1

Board of Directors
Canada Life Financial Corporation
January 8, 2003

assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Canada Life as to the future financial performance of Canada Life. With respect to the publicly available financial forecasts relating to Manulife reviewed by us and discussed with Canada Life, we have assumed with your consent that such forecasts have been reasonably prepared on bases reflecting reasonable estimates and judgments as to the future financial performance of Manulife. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Canada Life or Manulife, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Manulife Common Shares actually would be when issued pursuant to the proposed Offer, or the prices at which the Manulife Common Shares would trade at any time. In connection with our engagement, we were requested to solicit indications of interest from, and have begun contacting certain third parties regarding, the possible acquisition of all or a part of Canada Life.

We have acted as financial advisor to Canada Life in connection with the Offer and will receive a fee for such services. We also will receive a fee upon delivery of this opinion. We and our affiliates have in the past provided, and may in the future provide, financial and investment banking services to Canada Life and Manulife for which we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Canada Life, Manulife and their respective affiliates for our own and our affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Canada Life in connection with its consideration of the proposed Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Canada Life Common Shares pursuant to the Offer or whether such shareholder should elect to receive cash consideration or share consideration under the Offer or with respect to how such shareholder should act on any matter relating to the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate to the holders of Canada Life Common Shares, other than Manulife.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

(signed) Credit Suisse First Boston Corporation

C-2

Please direct all inquiries to:

66 Wellington Street West
TD Tower — Suite 5210
Toronto Dominion Centre
Toronto, Ontario M5K 1J3

Toll Free Number:

In Canada & U.S.A.	1-866-802-5796	English
In Canada & U.S.A.	1-866-860-4550	French
Ireland	1-800-300-062
United Kingdom	0-800-018-3047
Other Countries	416-642-7084 (call collect)

Email: shareholder@gscorp.com

ATTACHMENT B

Letter from Canada Life to Canada Life shareholders

January 9, 2003

Jack Sample
123 Main Street
Anytown
Province
A1A 3B4

Dear Shareholder:

Reject Unsolicited Take-Over Bid by Manulife

Manulife Financial Corporation has launched an unsolicited take-over bid to purchase all of the outstanding common shares of Canada Life Financial Corporation for a combination of cash and Manulife common shares. Manulife proposes to pay 40% cash and 60% Manulife shares to acquire Canada Life. Based on the weighted average trading price of Manulife's shares during the 20 trading days ended January 8, 2003, the market value of the Manulife offer is approximately $38.54 per Canada Life share.

Your Board of Directors, for the reasons set forth below and in the accompanying Directors' Circular and after careful consideration of all aspects of the Manulife offer, has determined that the consideration offered to you is inadequate. The Board unanimously recommends that you REJECT the Manulife offer and not tender your Canada Life shares.

In making your decision regarding the Manulife offer, you should consider, among other things, that:

•
The Manulife offer does not reflect the value of your Canada Life shares because:

•
The offer is priced at valuation multiples substantially below those derived from comparable transactions.

•
The offer does not reflect the unique value and growth prospects of Canada Life.

•
The timing of Manulife's offer is unfair to you and was chosen to maximize the benefit to Manulife's shareholders at your expense. This is because at the time of the offer:

•
Canada Life's shares were trading near their 52 week low. As recently as June, 2002, Canada Life's shares traded at prices in excess of $40.00, exceeding the current market value of the Manulife offer.

•
Manulife's share price was relatively high. On December 6, 2002, the last trading day before Manulife announced its intention to make an offer, Manulife's shares closed at $37.90, having traded as low as $27.62 as recently as October 7, 2002. Since the date of the Manulife offer, Manulife's shares have traded at prices ranging from $34.00 to $37.30 per share.

•
The trading price of a Canada Life share relative to the trading price of a Manulife share was almost at an historic low — a level particularly unfavourable to you, as a Canada Life shareholder.

                                                                                                                                               Canada Life Financial Corporation
                                                                                                                                               The Canada Life Assurance Company
                                                                                                                                               330 University Avenue
                                                                                                                                               Toronto, Ontario, Canada M5G 1R8

•
Manulife can afford to pay more. We believe that Manulife has the ability to significantly increase its offer and still realize meaningful financial benefits for its shareholders.

•
The current 20 day weighted average trading price of the Canada Life shares of $40.75 is greater than the average market value of the Manulife offer of $38.54 as of January 8, 2003 and has consistently been greater since the announcement of Manulife's offer.

Your Board of Directors has appointed a Special Committee of Directors to consider, among other things, the Manulife offer, and to report to the Board. Assisted by two leading investment banking firms, BMO Nesbitt Burns and Credit Suisse First Boston, who have provided the Board with opinions on the inadequacy of the Manulife offer, and following the unanimous recommendation of the Special Committee, your Board has unanimously concluded that the Manulife offer is inadequate and is not in your best interests as a shareholder of Canada Life. We recommend that you do not tender your shares to the Manulife offer. Please read the Directors' Circular enclosed with this letter for further discussion of our analyses.

Canada Life's Board of Directors, through its Special Committee and financial and legal advisors, is actively considering alternatives to the Manulife offer. You do not need to do anything immediately as the Manulife offer will be open until at least February 28, 2003, with the distinct possibility of one or more extensions to deal with regulatory reviews, which could take months to complete. The alternatives being considered may include a possible transaction with one or more third parties. It is too early to assess the relative merits of any alternative transaction. If such a transaction is proposed by your Board of Directors, you will hear further from us.

None of the directors or senior officers of Canada Life has accepted or intends to accept the Manulife offer.

We urge you to read the enclosed material carefully. The material includes the Directors' Circular and questions and answers about the Manulife offer. If you have any questions about the Manulife offer, please call Georgeson Shareholder at one of the telephone numbers listed below.

Sincerely,

ARTHUR R.A. SCACE Chairman of the Special Committee of the Board of Directors	DAVID A. NIELD Chief Executive Officer and Chairman of the Board of Directors

For information on your Board of Directors' response to the Manulife offer, please call:

In Canada & U.S.A.: 1-866-802-5796 (English) or 1-866-860-4550 (French)

Ireland: 1-800-300-062

United Kingdom: 0-800-018-3047

Other Countries: 416-642-7084 (call collect)

ATTACHMENT C

Questions and Answers About the Manulife Offer

Questions and Answers about the Manulife Offer

Should I accept or reject the offer?

Canada Life's Board of Directors has unanimously recommended that shareholders reject the offer and do not tender their shares. Members of the Board and Senior Management are not tendering their shares.

How has Canada Life performed financially recently?

Very well. Our annual results for 2002 will soon be announced. Our financial results over the past few years including up to our latest published numbers (September 30, 2002) have been excellent with strong growth in both earnings and revenues.

How do I reject the offer?

You don't need to do anything. DO NOT tender your shares.

What if I've already tendered and I want to change my mind?

You can withdraw your shares at any time until Manulife takes up and pays for them. Contact our Information Agent, Georgeson Shareholder Communications Canada and they will mail you a withdrawal form to facilitate this. This form will also be available on our web site (www.canadalife.com — "Latest Shareholder News").

Toll Free Numbers for Georgeson Shareholder Communications Canada are included on the back of this document.

Why does the Board believe that this offer is inadequate?

Some reasons include:

  •
  The offer is priced at valuation multiples substantially below those derived in comparable transactions;

  •
  The offer does not reflect the unique value and future growth prospects for Canada Life;

  •
  The timing of the Manulife offer is unfair to Canada Life's shareholders and maximizes the benefit to Manulife's shareholders at your expense; and

  •
  Manulife has an ability to significantly increase its offer and still realize meaningful financial benefits for its shareholders.

A full explanation of all the reasons is included on pages 3-8 in the Directors' Circular included in this package.

What is the Board doing in response to the offer?

The Board has established a Special Committee to review strategic alternatives. These include looking for a friendly transaction with a purchaser at a higher price or remaining widely held, either with our current form and focus, or with a new plan for enhancing shareholder value.

If this offer is successful, will my Canada Life insurance policy be affected?

No. Contract terms will remain unchanged.

Why is the timing of the Manulife offer unfavourable to Canada Life shareholders?

This offer comes at a time when Canada Life shares were trading near their lowest level in 12 months — $31.45 on the day before Manulife made its announcement, versus a level over $40, higher than the offer, as recently as June 2002.

On the other hand, Manulife's shares were recently trading at relatively high levels — $37.90 on the day they announced their intention to make this offer. The stock was trading at $27.62 as recently as October 2002. In October 2002, Manulife announced its intention to renew its normal course issuer bid to acquire up to 20 million Manulife shares over the course of the next year and confirmed that it had acquired more than 18 million Manulife shares in the previous 12 months. Manulife also announced a 30% increase to its dividend from $0.14 to $0.18 per quarter in October, 2002.

The relative levels of the two prices made this timing advantageous to Manulife shareholders at your expense.

My broker called me and advised me to tender my shares to Manulife. Should I do this?

Canada Life's Board of Directors has unanimously recommended that shareholders reject the offer and do not tender their shares.

You should be aware that Manulife has formed a Soliciting Dealer Group and will pay a solicitation fee of $0.20 per Canada Life share to stock brokers tendering shares on behalf of their clients (unless the client owned less than 200 shares) to a maximum of $1,500 per client.

The media has referred to this as a hostile takeover offer. Is that true?

Yes! In a friendly takeover offer, the two companies would work together to come to an agreement that would maximize shareholder value. In this situation, Manulife has launched their offer despite the fact that we informed them that we believe that their offer fails to reflect the value of the Company. In that context, this can be considered a hostile offer and Canada Life's Board is determined to maximize value for shareholders.

Do I have to decide now?

While Canada Life's Board recommends rejection of the offer, you do not have to take any action until later in February as the earliest the bid will expire is February 28, 2003. You may consider it prudent to wait until then, to ensure that you are aware of all options available to you.

What if I don't tender my shares at first and the offer is accepted by enough shareholders so that Manulife proceeds? What happens to me?

Manulife is obligated to announce when they have received 50% of the shares and to give you 10 days to tender your shares. You will receive essentially the same consideration as those shareholders who tendered before you.

How can I get more information about the offer?

You should read the information contained in the enclosed Directors' Circular. In addition, you can visit the "Latest Shareholder News" section on our website at www.canadalife.com.

Toll Free Numbers for Georgeson Shareholder Communications Canada:

1-866-802-5796 (Canada & USA — English)

1-866-860-4550 (Canada & USA — French)

1 800 300 062 (Republic of Ireland)

0 800 018 3047 (United Kingdom)

416 642 7084 (Other countries — call collect)

ATTACHMENT D

Press Release issued by Canada Life, dated January 13, 2003

For immediate release — January 13, 2003
TSX: CL, NYSE: CLU

Canada Life Board Recommends Rejection of Manulife Offer
Directors' Circular Details Reasons Why Offer Is Inadequate

Toronto, Ontario — Canada Life Financial Corporation (Canada Life™) today mailed its Directors' Circular related to Manulife Financial Corporation's unsolicited offer to acquire the outstanding common shares of Canada Life. The Circular includes the unanimous conclusion of the Company's Board of Directors that the offer is inadequate and recommendation of the Board that shareholders reject the offer and not tender their shares. Two leading investment banking firms, BMO Nesbitt Burns and Credit Suisse First Boston, have provided the Board with opinions that the offer is inadequate.

"The Circular details all the reasons behind the Board's unanimous conclusion that the Offer is inadequate and that acceptance is not in the best interests of shareholders," said David A. Nield, Chairman and Chief Executive Officer of Canada Life. "Prominent among the reasons is the opinion of the Board that the offer fails to reflect the value of Canada Life shares."

The Circular highlights among other things that:

The Manulife offer does not reflect the value of Canada Life shares because:

•
The offer is priced at valuation multiples substantially below those derived from comparable transactions.

•
The offer does not reflect the unique value and growth prospects of Canada Life.

The timing of Manulife's offer is unfair to Canada Life's shareholders and maximizes the benefit to Manulife's shareholders at the expense of Canada Life's shareholders. This is because at the time of the offer:

•
Canada Life's shares were trading near their 52 week low. As recently as June, 2002, Canada Life's shares had traded at prices in excess of $40, exceeding the current market value of the Manulife offer.

•
Manulife's share price was relatively high. On December 6, 2002, the last trading day before Manulife announced its intention to make an offer, Manulife's shares closed at $37.90, having traded as low as $27.62 as recently as October 7, 2002. Since the date of the Manulife offer until January 8, 2003, Manulife's shares have traded at prices ranging from $34 to $37.30.

•
The trading price of a Canada Life share relative to the trading price of a Manulife share was almost at an historic low — a level particularly unfavourable to Canada Life shareholders.

Manulife can afford to pay more. Canada Life believes that Manulife has the ability to significantly increase its offer and still realize meaningful financial benefits for its shareholders.

The 20 day weighted average trading price of the Canada Life shares of $40.75 is greater than the average market value of the Manulife offer of $38.54 as of January 8, 2003 and has consistently been greater since the announcement of Manulife's offer.

Canada Life's Board, through its Special Committee and advisors is actively considering alternatives to the Manulife offer. Among other initiatives, the Company has established data rooms for the purpose of providing confidential information to third parties.

There is no need for Canada Life shareholders to do anything immediately. The offer is currently open until February 28, 2003 and it is entirely possible that one or more extensions will be necessary to deal with regulatory issues. The Board intends to communicate further with Canada Life's shareholders prior to the expiry of the offer.

Canada Life Financial Corporation will host a Conference Call at 10:00 a.m. today, Toronto time. Members of the media are welcome to listen in on the call. In Toronto, the number is 416-405-9328. Toll free, North America, the number is 1-800-387-6216. Participants are asked to provide their name, location and organization to the operator. A playback of this call will be available after 5:00 p.m. January 13, 2003, Toronto time until midnight, Toronto time on January 20, 2003 at 416-695-5800 (Passcode: 1346225) or toll free in North America at 1-800-408-3053 (Passcode: 1346225).

The Directors' Circular is posted on the "Latest Shareholder News" section of Canada Life's website at www.canadalife.com.

The call will be made available to listeners live over the Internet through Canada Life's web site. Go to http://www.canadalife.com/investor and click on "Presentations". The web cast will be archived and available on the web site.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Media Inquiries: Ardyth Percy-Robb, Corporate Communications Vice-President, (416) 597-1440, ext 6104, ardyth_percy-robb@canadalife.com	Investor Relations: Brian Lynch Vice-President, Investor Relations, (416) 597-1440, ext 6693, brian_lynch@canadalife.com

QuickLinks

PART I — INFORMATION SENT TO SECURITY HOLDERS
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
ATTACHMENT A Directors' Circular of Canada Life Financial Corporation, dated January 9, 2003
TABLE OF CONTENTS
DIRECTORS' CIRCULAR
BACKGROUND TO THE OFFER
SPECIAL COMMITTEE
REASONS FOR THE RECOMMENDATION
Canada Life / Manulife Relative Trading Prices January 1, 2000 to December 6, 2002
Manulife Recent Share Price Performance April 1, 2002 to January 8, 2003
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
NO NEED FOR IMMEDIATE ACTION
SHAREHOLDER RIGHTS PLAN
ARRANGEMENTS OR AGREEMENTS REGARDING MANULIFE
ARRANGEMENTS OR AGREEMENTS REGARDING CANADA LIFE
MATERIAL CONTRACTS
OWNERSHIP OF SECURITIES OF CANADA LIFE
TRADING IN SECURITIES OF CANADA LIFE
ISSUANCES OF SECURITIES OF CANADA LIFE
OWNERSHIP OF SECURITIES OF MANULIFE
NO MATERIAL CHANGES
STATUTORY RIGHTS
COMPLIANCE WITH CANADIAN SECURITIES LAWS
FORWARD-LOOKING STATEMENTS
APPROVAL OF DIRECTORS' CIRCULAR
CONSENT OF FINANCIAL ADVISORS
CERTIFICATE
SCHEDULE A — GLOSSARY
SCHEDULE B
SCHEDULE C
ATTACHMENT B Letter from Canada Life to Canada Life shareholders
Reject Unsolicited Take-Over Bid by Manulife
ATTACHMENT C Questions and Answers About the Manulife Offer
ATTACHMENT D Press Release issued by Canada Life, dated January 13, 2003